UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

CLEARWATER ACQUISITION I, INC.

(Offeror)

COLEMAN CABLE, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.51 PAR VALUE

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Richard N. Burger

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

James J. Junewicz, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,200,693.60	$5,364.00

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value was determined based upon the product of (i) 6,416,763 shares of common stock of the subject company, other than those shares owned by Coleman Cable, Inc., Clearwater Acquisition I, Inc. and their affiliates, and (ii) $7.20 per share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,364.00	Filing Parties:	Coleman Cable, Inc. and Clearwater Acquisition I, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 12, 2011 (as amended and supplemented, the “Schedule TO”) by Coleman Cable, Inc., a Delaware corporation (“Coleman”), and Clearwater Acquisition I, Inc., a Florida corporation and a wholly owned subsidiary of Coleman (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.51 per share (together with the associated stock purchase rights, the “Shares”), of Technology Research Corporation, a Florida corporation (“TRC”), that are not already owned by Coleman, the Purchaser or their affiliates at $7.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City time, on Friday, May 13, 2011 (the end of the day on Friday). The Offer was not extended. The Depositary has advised Coleman that a total of 5,702,446 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (including 49,538 Shares subject to guaranteed delivery procedures). The number of Shares validly tendered and not properly withdrawn upon expiration of the Offer represents approximately 84.6% of all outstanding Shares. The Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer. Prior to the consummation of the Offer, Coleman owned approximately 4.8% of the Shares which, together with the Shares accepted for payment in the Offer, represent approximately 89.4% of the Shares.

On May 16, 2011, pursuant to the terms of the Merger Agreement, the Purchaser completed the Merger in accordance with the provisions of Florida law that authorize the completion of the Merger without a vote or meeting of the stockholders of TRC. TRC was the surviving corporation in the Merger and, as a result of the Merger, has become a wholly owned subsidiary of Coleman. In the Merger, each Share (other than Shares owned by Coleman, the Purchaser or any of their subsidiaries) was cancelled and converted into the right to receive $7.20 per Share in cash, without interest and less any required withholding taxes.

Coleman issued a press release on Monday, May 16, 2011, announcing the expiration and results of the Offer and a press release announcing the completion of the Merger. The full text of the press releases are attached hereto as Exhibits (a)(5)(iii) and (a)(5)(iv) and are incorporated herein by reference.”

Item 12. Exhibits.

Item 12 to the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(i)*	Offer to Purchase dated April 12, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Form of Summary Advertisement dated April 12, 2011.

(a)(5)(i)*	Text of Press Release Issued by Coleman and TRC, dated April 12, 2011.

(a)(5)(ii)*	Complaint filed by Harold L. Horstmann, individually and on behalf of all others similarly situated, on April 22, 2011 in the Circuit Court of Pinellas County, Florida (Horstmann v. Technology Research Corporation, et al. (Case No. 11CA003568)).

(a)(5)(iii)	Text of Press Release Issued by Coleman, dated May 16, 2011.

(a)(5)(iv)	Text of Press Release Issued by Coleman, dated May 16, 2011.

(b)(1)*	Amended and Restated Credit Agreement, dated April 2, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.7 to Coleman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)(2)*	First Amendment to Amended and Restated Credit Agreement, dated November 1, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on November 2, 2007).

(b)(3)*	Second Amendment to Amended and Restated Credit Agreement, dated June 18, 2009,

by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on June 18, 2009).

(b)(4)*	Third Amendment to Amended and Restated Credit Agreement, dated January 19, 2010, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on January 20, 2010).

(d)(1)*	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(2)*	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(3)*	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

COLEMAN CABLE, INC.

By:	/s/ G. Gary Yetman
Name: G. Gary Yetman
Title: President and Chief Executive Officer

CLEARWATER ACQUISITION I, INC.

By:	/s/ G. Gary Yetman
Name: G. Gary Yetman
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated April 12, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Form of Summary Advertisement dated April 12, 2011.

(a)(5)(i)*	Text of Press Release Issued by Coleman and TRC, dated April 12, 2011.

(a)(5)(ii)*	Complaint filed by Harold L. Horstmann, individually and on behalf of all others similarly situated, on April 22, 2011 in the Circuit Court of Pinellas County, Florida (Horstmann v. Technology Research Corporation, et al. (Case No. 11CA003568)).

(a)(5)(iii)	Text of Press Release Issued by Coleman, dated May 16, 2011.

(a)(5)(iv)	Text of Press Release Issued by Coleman, dated May 16, 2011.

(b)(1)*	Amended and Restated Credit Agreement, dated April 2, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.7 to Coleman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)(2)*	First Amendment to Amended and Restated Credit Agreement, dated November 1, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on November 2, 2007).

(b)(3)*	Second Amendment to Amended and Restated Credit Agreement, dated June 18, 2009, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on June 18, 2009).

(b)(4)*	Third Amendment to Amended and Restated Credit Agreement, dated January 19, 2010, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on January 20, 2010).

(d)(1)*	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(2)*	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(3)*	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.